PGIM Funds

655 Broad Street

Newark, New Jersey 07102

October 25, 2023

VIA EDGAR SUBMISSION

Ms. Christina Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: PGIM Mutual Funds

Dear Ms. Fettig:

On March 29, 2023, you provided comments to the undersigned relating to the review by the staff (the "Staff") of the Securities and Exchange Commission ("SEC") of certain annual shareholder report, Form N-CEN, and registration statement filings for various investment company registrants, which are collectively known as the PGIM Funds (each of which may be referred to as a "Fund" and collectively as the "Funds"). The specific Funds covered by the Staff's review are listed in Exhibit "A" to this letter.

This letter responds to your comments. For your convenience and reference, I have summarized the comments in this letter and provided the Funds' response below each such comment.

1.Comment: PGIM Real Estate Income Fund and PGIM International Bond Fund are characterized as non-diversified funds but it appears they may have been operating as diversified funds. If either Fund has been operating as diversified for more than three consecutive years, please confirm it will receive shareholder approval prior to changing from a diversified fund to a non-diversified fund under the Investment Company Act of 1940 (the "1940 Act").

Response: Neither fund has been operating as diversified for more than three years as of the date of this response letter. If either fund operates as diversified for more than three consecutive years, we confirm it will receive shareholder approval prior to changing from a diversified fund to a non- diversified fund under the 1940 Act.

2.Comment: Please confirm that PGIM Jennison Growth Fund meets the diversification requirements to be characterized as a diversified fund under the 1940 Act.

Response: We confirm that PGIM Jennison Growth Fund meets the diversification requirements to be characterized as a diversified fund under the 1940 Act.

3.Comment:

(a): PGIM Global Dynamic Bond Fund contains the following disclosure, which is in line with SEC

Staff expectations as it relates to Rule 35d-1 (the "Names Rule"): "Under normal circumstances, the Fund invests at least 40% of its investable assets in foreign securities, including emerging market securities. The Fund's investments in foreign securities may be lower if conditions are not favorable, but such investments may not be lower than 30% of the Fund's investable assets." Please include similar disclosure in the following other Funds that contain "Global" in the Fund name: PGIM Global Total Return Fund, PGIM Global Total Return (USD Hedged) Fund and PGIM Jennison Global Opportunities Fund.

Response: The PGIM Global Total Return Fund, PGIM Global Total Return (USD Hedged) Fund and Jennison Global Opportunities Fund each respectfully submit that they are not required to add the requested disclosure. As the SEC stated in the release adopting Rule 35d-1, the term "global" "connote[s] diversification among investments in a number of different countries throughout the world, and"'global' funds will not be subject to the rule." (Release No. IC-24828 at note 42) The SEC Staff acknowledged this position in the accompanying FAQ (FAQ at Question 10). Moreover, the adopting release specifically stated that "Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the term"'global'". However, in light of the Staff's comment, each of the above-named Funds will adopt a policy with respect to the term "global" (specific language set forth below) at the time of each Fund's next annual update to its registration statement, subject to the approval of each Fund's Board of Directors.

•PGIM Global Total Return Fund: Under normal circumstances, the Fund invests at least 40% of its investable assets in non-USD denominated securities, including emerging market securities. The Fund's investments in non-USD denominated securities may be lower if conditions are not favorable, but such investments may not be lower than 30% of the Fund's investable assets.

•PGIM Global Total Return (USD Hedged) Fund: Under normal circumstances, the Fund invests at least 40% of its investable assets in foreign securities, including emerging market securities. The Fund's investments in foreign securities may be lower if conditions are not favorable, but such investments may not be lower than 30% of the Fund's investable assets.

•PGIM Jennison Global Opportunities Fund: Under normal circumstances, the Fund invests at least 40% of its investable assets in foreign securities, including emerging market securities. The Fund's investments in foreign securities may be lower if conditions are not favorable, but such investments may not be lower than 30% of the Fund's investable assets.

(b): Please include an 80% investment policy for PGIM Real Assets Fund with respect to its investments in "real assets".

Response: The Fund does not interpret Rule 35d-1 under the 1940 Act to require the Fund to have a policy of investing at least 80% of its assets in "real assets." The Fund respectfully submits that the term "real assets" in the Fund's name does not refer to a "particular type of investment" (e.g., stock, bond, equity, debt, small-cap, etc.) or an "industry" (e.g., utilities, health care, infrastructure, etc.), but rather an investment strategy that seeks to perform well in periods of high inflation. As per the FAQ published by the SEC Staff, an 80% policy is not required for terms that relate to an investment strategy. Therefore, we respectfully submit that the Fund is not required to adopt an 80% policy in response to the Staff's comment regarding Rule 35d-1. However, in light of the Staff's comment, the Fund will adopt the following 80% policy with respect to the term "real assets" at the time of the Fund's next annual update to its registration statement, subject to the approval of the Fund's Board of Trustees:

Under normal circumstances, the Fund invests at least 80% of its investable assets in investments offering exposure to real assets. Real assets include interests in: commodities, real estate, utilities and infrastructure stocks, natural resource stocks, fixed income instruments (including Treasury Inflation-Protected Securities ("TIPS"); master limited partnerships ("MLPs"); gold-related securities and other defensive assets; derivatives on each of these interests; and other assets that have intrinsic value due to their physical properties. The Fund may focus its investments in particular types of real assets and is not required to diversify among different categories of real assets.

4.Comment:

(a): PGIM Ultra Short Bond ETF and PGIM Active Aggregate Bond ETF both invest in derivatives. There is no reference to derivatives in the principal investment strategies section of the Funds' summary prospectuses, but there is derivatives risk disclosure in the risks section of each Fund's summary prospectus. Please confirm whether derivatives should be referenced in the principal investment strategies section of each Fund's summary prospectus.

Response: The Funds believe their registration statements included appropriate derivatives disclosure at the time they became effective. The Funds will consider the staff's comments, and based on investment expectations at the time, the Funds may include derivatives disclosure in the principal investment strategies section of the PGIM Ultra Short Bond ETF and PGIM Active Aggregate Bond ETF summary prospectuses at the time of each Fund's next annual update to its registration statement.

(b): Futures are referenced in the principal investment strategies section of the PGIM Balanced Fund summary prospectus, but the Fund appears to invest significantly in other derivative types in addition to futures. Please confirm whether other derivative types should be referenced in the principal investment strategies section of the PGIM Balanced Fund summary prospectus.

Response: The Funds believe their registration statements included appropriate derivatives disclosure at the time they became effective. The Funds will consider the staff's comments, and based on investment expectations at the time, the Funds may include expanded derivatives disclosure in the principal investment strategies section of the PGIM Balanced Fund summary prospectus at the time of the Fund's next annual update to its registration statement.

(c): PGIM Absolute Return Bond Fund and PGIM Short-Term Corporate Bond Fund have derivatives disclosure in their statutory prospectus but not in the summary prospectus. Please confirm whether the exposure to derivatives is significant enough such that derivatives disclosure should be referenced in the summary prospectus.

Response: The Funds believe their registration statements included appropriate derivatives disclosure at the time they became effective. The Funds will consider the staff's comments, and based on investment expectations at the time, the Funds may include derivatives disclosure in the PGIM Absolute Return Bond Fund and PGIM Short-Term Corporate Bond Fund summary prospectuses at the time of each Fund's next annual update to its registration statement.

5.Comment: The PGIM Absolute Return Bond Fund prospectus contains specific collateralized loan obligation ("CLO") risk disclosure. Please confirm whether the following Funds should also contain CLO risk disclosure based on the magnitude of their investment in CLOs: PGIM Short

Duration Multi-Sector Bond Fund; PGIM ESG Short Duration Multi-Sector Bond Fund; and PGIM Short-Term Corporate Bond Fund.

Response: The Funds believe their registration statements included appropriate disclosure at the time they became effective. The Funds will consider the staff's comments, and based on investment expectations at the time, the Funds may include specific CLO disclosure in the PGIM Short Duration Multi-Sector Bond Fund, PGIM ESG Short Duration Multi-Sector Bond Fund, and PGIM Short-Term Corporate Bond Fund prospectuses at the time of each Fund's next annual update to its registration statement.

6.Comment:

(a): Certain Funds that are taxed as Regulated Investment Companies ("RICs") contain disclosure stating that the Fund may not invest more than 25% of the value of its total assets in the securities of MLPs that are treated for US federal income tax purposes as Qualified publicly traded partnerships ("QPTPs"). Please confirm whether disclosure regarding this 25% limit should be present in other Funds that are taxed as RICs, for example the PGIM Jennison Natural Resources Fund.

Response: Funds that are taxed as RICs contain disclosure relating to this 25% limit in the section of each Fund's Statement of Additional Information entitled "QUALIFICATION AS A REGULATED INVESTMENT COMPANY" under the heading "TAXES, DIVIDENDS AND DISTRIBUTIONS." We respectfully submit that no additional disclosure is required.

(b): Please confirm in correspondence that no Fund categorized as a RIC for tax purposes invested more than 25% in QPTPs.

Response: We confirm that no Fund categorized as a RIC for tax purposes invested more than 25% in QPTPs.

7.Comment: In the Annual Fund Operating Expenses table of the PGIM Real Assets Fund prospectus, the management fee of PGIM Real Assets Subsidiary, Ltd., the Fund's wholly-owned Cayman Islands subsidiary, is in the "Other Expenses" row of the table. In future filings, please include this in the "Management Fee" row of the table, as it is a consolidated subsidiary. Please continue to include the other expenses of the PGIM Real Assets Subsidiary, Ltd. in the "Other Expenses" row of the table.

Response: In future filings, PGIM Real Assets Fund will make the requested revisions.

8.Comment: Please include a broad-based benchmark in the PGIM Real Estate Income Fund annual report in addition to the customized blend benchmark.

Response: PGIM Real Estate Income Fund will include a broad-based benchmark in the PGIM Real Estate Income Fund's next annual report in addition to the customized blend benchmark.

9.Comment: With respect to Funds that have significant investment in derivatives, in future filings, consider stating that derivatives are not reflected in the "Industry Classification" table in the Schedule of Investments, see for example page 35 of the Annual Report dated 10/31/2022 for PGIM Wadhwani Systematic Absolute Return Fund (the "Wadhwani Fund").

Response: The Industry Classification table includes the Fund's derivatives investments values within the "Other assets in excess of liabilities" line item. Additionally, the Schedule of Investments contains a footnote indicating that the "Other assets in excess of liabilities" line item includes derivatives investments, as applicable (see for example footnote (z) on page 14 of the Annual Report dated 10/31/2022 for the Wadhwani Fund). Accordingly, we respectfully submit that no additional disclosure is required with respect to this comment.

10.Comment: SEC Staff previously commented that the hypothetical expense table appearing in the Jennison MLP Fund annual report states that the expenses in the table do not reflect current/deferred tax expenses, and pursuant to Form N-1A, tax expenses should be included in the calculations for the figures appearing in the hypothetical expense table. Please consider what the most appropriate disclosure is with respect to this item, taking into consideration sample disclosure from other fund complexes.

Response: After further consideration of the requirements of Form N-1A, Item 27(d)(1) and the AICPA's expert panel guidance from December 16, 2014, we will include the effect of current and deferred tax expense in the hypothetical expense table in future filings.

11.Comment: The PGIM Absolute Return Bond Fund and PGIM ESG Total Return Bond Fund annual reports contain disclosure relating to custom basket swaps whereby they list the top 50 constituents of swap agreements whose notional values exceed 1% of fund net assets. The SEC Staff has observed that it can be difficult for readers to determine how the components of a basket that are disclosed relate to the derivative as a whole when the number of constituents exceeds 50, and that some registrants include more explicit disclosure connecting the constituents table to the associated swap. Consider including additional disclosure, such as language to highlight that the table only reflects the top 50 positions, or adding a summary line representing the value of the remaining constituents.

Response: In future filings, the Funds will update the lead-in sentence to the disclosure to more explicitly indicate that only the top 50 constituents are included in the table as follows:

"The following table represents the top 50 individual positions and related values of underlying securities of [XYZ Index total return swap], as of [Date], termination date [xx/xx/xxxx]"

12.Comment: It appears that most CLOs in the Schedule of Investments section of the annual reports are geographically categorized as Cayman Islands CLOs (see for example PGIM Ultra Short Bond ETF). Generally geographic classification should be based on the concentration of the risk and economic exposure (where the principal business actually takes place), rather than the legal jurisdiction in which they are formed. Please take that into consideration when geographically categorizing CLOs in the annual reports.

Response: The Funds will take this comment into consideration going forward. The country of incorporation is being utilized as the primary source for geographic classification of CLOs since the country of risk is not consistently available.

13.Comment: Certain fixed income investments denoted by the footnote "ff" in the Schedule of Investments are identified as securities that may be issued at a fixed coupon rate, which convert to a variable rate at a specified date. Consider including additional information with respect to these rates, such as the current rate and date through which it is effective, the date when the rate steps up or down, and what the new rate would be at those dates.

Response: We respectfully submit that the Funds' disclosures are currently adequate in this respect but will continue to assess whether additional information related to these securities is appropriate in future filings.

14.Comment: Pages 52 and 53 of the PGIM Quant Solutions International Developed Markets Index Fund reflect Level 3 securities with a value of zero, which are denoted by dashes. Dashes could be interpreted to mean there are no Level 3 securities. In future filings consider indicating more clearly that the value is zero, rather than denoting it with dashes.

Response: In future filings, the Fund will indicate more clearly that the value of such securities is zero.

15.Comment: The requirement for Schedule of Investments categorization is to characterize by type of investment, for example by industry, country, geographic location, or fund type - such as equity funds, fixed income funds, international funds, etc. In future filings for PGIM Real Assets Fund and PGIM Income Builder Fund, please characterize accordingly.

Response: In future filings, PGIM Real Assets Fund and PGIM Income Builder Fund will update the investment classifications as requested.

16.Comment: Please explain in correspondence whether PGIM Global Dynamic Bond Fund and PGIM Emerging Markets Debt Local Currency Fund should have selected "Yes" on Item B.23 of Form N-CEN (regarding Rule 19a-1 notices).

Response: We respectfully submit that the response to Item B.23 was correct. After consideration of the requirements of Rule 19a-1(e) of the 1940 Act and the Staff's Dear CFO Letter of 11/22/2019 - Item 2019-02 (the "Dear CFO Letter"), we submit that Rule 19(a)-1 notices would not be sent upon each monthly distribution because the source of the distribution at the time is known, and is not an estimate, and is comprised entirely of the fund's net income as determined in accordance with US GAAP. Returns of Capital on daily-distributing funds, and the sources of those distributions, are determined once the annual tax provisions are completed. Any Returns of Capital then-determined would be disclosed as such on the annual reports. While the Dear CFO Letter discusses the implications of annual tax work and notes that a Rule 19(a)-1 notice must be issued using a "best estimate" of the source of the distribution if not coming from net income, in consideration of the above, we don't believe that a monthly Rule 19(a)-1 notice would be required since the source at the time of each monthly distribution is fund net investment income.

17.Comment: This comment relates to all ETFs. If creation transaction fees and redemption transaction fees are retained by the ETFs, please disclose the relevant accounting policy.

Response: Creation and redemption variable transaction fees are retained by select ETFs on cash baskets only. Accordingly, we will enhance the current disclosure to more explicitly note the relevant accounting policy.

18.Comment: The Forms N-CSR for Prudential Investment Portfolios 7 and Prudential Investment Portfolios, Inc. 15 contain outdated language in Item 11(b). Please use the updated language in future filings.

Response: In future filings, the Funds will include the updated language for Item 11(b).

19.Comment: For the Prudential's Gibraltar Fund, please explain whether Form N-CEN Item C.3.i. should have been checked indicating that the fund is an underlying fund to a variable annuity or variable life insurance contract. Please also explain why Thomas T. Mooney is listed as a Director in Item B.8. as he is not indicated as a Director in the annual report.

Response: Prudential's Gibraltar Fund is an underlying fund to a variable annuity or variable life insurance contract, and Thomas T. Mooney should have been removed from Item B.8. Both of these comments are noted and will be corrected in future filings.

20.Comment: Please verify the accuracy of the disclosure in Item C.3.b.ii.1 for the PGIM Quant Solutions International Developed Markets Index Fund, as the amount seems high. Provide the annualized difference between the Fund's total return during the reporting period and the index's return during the reporting period (i.e., the Fund's total return less the index's return) before fees and expenses.

Response: The correct value was -0.03% and will be properly updated in future filings.

21.Comment: Please explain why the following funds that waived distribution fees for the year did not check Form N-CEN Item C.8.b: PGIM Jennison Utility Fund, PGIM Jennison Health Sciences Fund, PGIM Jennison Natural Resources Fund, PGIM Jennison MLP Fund, and Jennison Value Fund. Per Form N-CEN instruction: Provide information concerning any direct or indirect limitations, waivers or reductions, on the level of expenses incurred by the fund during the reporting period. A limitation, for example, may be applied indirectly (such as when an adviser agrees to accept a reduced fee pursuant to a voluntary fee waiver) or it may apply only for a temporary period such as for a new fund in its start-up phase. Per the Notes to Financial Statements: PIMS has contractually agreed through March 31, 2024 to limit such fees on certain classes based on the daily net assets.

Response: The response was an error. The Funds will make this correction in future filings.

22.Comment: Please explain why the following funds checked N-CEN Item C.7.n.ii., as the funds do not appear to be leveraged/inverse funds:

•PGIM California Muni Income Fund

•Prudential National Muni Fund, Inc.

•PGIM Short Duration High Yield Income Fund

•PGIM High Yield Fund

•PGIM ESG High Yield Fund

•PGIM Ultra Short Bond ETF

•PGIM Active High Yield Bond ETF

•PGIM Active Aggregate Bond ETF

•PGIM Total Return Bond ETF

•PGIM Floating Rate Income ETF

•PGIM Balanced Fund

Response: The response was an error. The Funds will make this correction in future filings.

23.Comment: Please explain why the following funds checked N-CEN Item C.7.n.i, as the funds invest in derivatives and the gross notional appears to exceed 10% of net assets:

•PGIM Short Duration High Yield Income Fund

•PGIM High Yield Fund

•PGIM ESG High Yield Fund

•PGIM Ultra Short Bond ETF

•PGIM Active High Yield Bond ETF

•PGIM Active Aggregate Bond ETF

•PGIM Total Return Bond ETF

Response: The response was an error. The Funds will make this correction in future filings.

24.Comment: Please explain whether the following funds should have checked N-CEN Item C.7.n.v, as the funds appear to have unfunded commitments:

•PGIM Short Duration High Yield Income Fund

•PGIM High Yield Fund

•PGIM Active High Yield Bond ETF

•PGIM Floating Rate Income ETF

Response: The response was an error. The Funds will make this correction in in future filings.

25.Comment: The "Report of Independent Registered Public Accounting Firm" attached as an exhibit to Form N-CEN must be signed by the Registered Public Accounting Firm. Please file an amended Form N-CEN to the 8/31/2020 Form N-CEN for PGIM ETF Trust, which was filed on 11/12/2020, to include the signed report.

Response: The Funds filed an amended Form N-CEN for the 8/31/2020 reporting period with a signed version of the Report of Independent Registered Public Accounting Firm on Monday, April 24, 2023.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff's review, please contact me at 973-716-6422 or patrick.mcguinness@prudential.com .  Thank you for your consideration and assistance in this matter.

Sincerely yours,

/s/ Patrick McGuinness Patrick McGuinness Director, Corporate Counsel

Exhibit A

Year End
File No	Registrant Name	Series Name	Date
811-23324	PGIM ETF TRUST	PGIM ULTRA SHORT BOND ETF	8/31/2022
PGIM ACTIVE HIGH YIELD BOND
811-23324	PGIM ETF TRUST	ETF	8/31/2022
PGIM ACTIVE AGGREGATE BOND
811-23324	PGIM ETF TRUST	ETF	8/31/2022
811-23324	PGIM ETF TRUST	PGIM TOTAL RETURN BOND ETF	8/31/2022
811-23324	PGIM ETF TRUST	PGIM FLOATING RATE INCOME ETF	8/31/2022
	PRUDENTIAL GLOBAL TOTAL	PGIM GLOBAL TOTAL RETURN
811-04661	RETURN FUND, INC.	FUND	10/31/2022
	PRUDENTIAL GLOBAL TOTAL	PGIM GLOBAL TOTAL RETURN (USD
811-04661	RETURN FUND, INC.	HEDGED) FUND	10/31/2022
PRUDENTIAL INVESTMENT
811-08565	PORTFOLIOS 12	PGIM GLOBAL REAL ESTATE FUND	10/31/2022
	PRUDENTIAL INVESTMENT	PGIM JENNISON TECHNOLOGY
811-08565	PORTFOLIOS 12	FUND	10/31/2022
PGIM JENNISON INTERNATIONAL
	PRUDENTIAL INVESTMENT	SMALL-MID CAP OPPORTUNITIES
811-08565	PORTFOLIOS 12	FUND	10/31/2022
	PRUDENTIAL INVESTMENT	PGIM JENNISON NEXTGENERATION
811-08565	PORTFOLIOS 12	GLOBAL OPPORTUNITIES FUND	10/31/2022
PRUDENTIAL INVESTMENT
811-08915	PORTFOLIOS 16	PGIM INCOME BUILDER FUND	10/31/2022
PRUDENTIAL INVESTMENT
811-08587	PORTFOLIOS 18	PGIM JENNISON MLP FUND	11/30/2022
	PRUDENTIAL INVESTMENT	PGIM QUANT SOLUTIONS
811-09999	PORTFOLIOS 2	EMERGING MARKETS EQUITY FUND	10/31/2022
PGIM QUANT SOLUTIONS
	PRUDENTIAL INVESTMENT	INTERNATIONAL DEVELOPED
811-09999	PORTFOLIOS 2	MARKETS INDEX FUND	10/31/2022
PRUDENTIAL INVESTMENT
811-09805	PORTFOLIOS 3	PGIM REAL ASSETS FUND	10/31/2022
	PRUDENTIAL INVESTMENT	PGIM GLOBAL DYNAMIC BOND
811-09805	PORTFOLIOS 3	FUND	10/31/2022
	PRUDENTIAL INVESTMENT	PGIM WADHWANI SYSTEMATIC
811-09805	PORTFOLIOS 3	ABSOLUTE RETURN FUND	10/31/2022
	PRUDENTIAL INVESTMENT	PGIM CALIFORNIA MUNI INCOME
811-04024	PORTFOLIOS 6	FUND	8/31/2022
PRUDENTIAL INVESTMENT
811-04864	PORTFOLIOS 7	PGIM JENNISON VALUE FUND	8/31/2022
	PRUDENTIAL INVESTMENT	PGIM QUANT SOLUTIONS LARGE-
811-09101	PORTFOLIOS 9	CAP CORE FUND	10/31/2022
	PRUDENTIAL INVESTMENT	PGIM ABSOLUTE RETURN BOND
811-09101	PORTFOLIOS 9	FUND	10/31/2022
PRUDENTIAL INVESTMENT
811-09101	PORTFOLIOS 9	PGIM SELECT REAL ESTATE FUND	10/31/2022
PRUDENTIAL INVESTMENT
811-09101	PORTFOLIOS 9	PGIM REAL ESTATE INCOME FUND	10/31/2022

PRUDENTIAL INVESTMENT
811-09101	PORTFOLIOS 9	PGIM INTERNATIONAL BOND FUND	10/31/2022
PRUDENTIAL INVESTMENT
811-07343	PORTFOLIOS, INC.	PGIM BALANCED FUND	9/30/2022
PRUDENTIAL INVESTMENT
811-07343	PORTFOLIOS, INC.	PGIM JENNISON GROWTH FUND	9/30/2022
	PRUDENTIAL INVESTMENT	PGIM JENNISON FOCUSED VALUE
811-07343	PORTFOLIOS, INC.	FUND	9/30/2022
	PRUDENTIAL INVESTMENT	PGIM QUANT SOLUTIONS MID-CAP
811-08085	PORTFOLIOS, INC. 10	VALUE FUND	10/31/2022
	PRUDENTIAL INVESTMENT	PGIM JENNISON GLOBAL EQUITY
811-08085	PORTFOLIOS, INC. 10	INCOME FUND	10/31/2022
PRUDENTIAL INVESTMENT
811-02896	PORTFOLIOS, INC. 15	PGIM HIGH YIELD FUND	8/31/2022
	PRUDENTIAL INVESTMENT	PGIM SHORT DURATION HIGH
811-02896	PORTFOLIOS, INC. 15	YIELD INCOME FUND	8/31/2022
PRUDENTIAL INVESTMENT
811-02896	PORTFOLIOS, INC. 15	PGIM ESG HIGH YIELD FUND	8/31/2022
PRUDENTIAL INVESTMENT
811-07215	PORTFOLIOS, INC. 17	PGIM TOTAL RETURN BOND FUND	10/31/2022
	PRUDENTIAL INVESTMENT	PGIM SHORT DURATION MULTI-
811-07215	PORTFOLIOS, INC. 17	SECTOR BOND FUND	10/31/2022
	PRUDENTIAL INVESTMENT	PGIM ESG TOTAL RETURN BOND
811-07215	PORTFOLIOS, INC. 17	FUND	10/31/2022
	PRUDENTIAL INVESTMENT	PGIM ESG SHORT DURATION
811-07215	PORTFOLIOS, INC. 17	MULTI-SECTOR BOND FUND	10/31/2022
PRUDENTIAL JENNISON BLEND
811-03336	FUND, INC.	PGIM JENNISON BLEND FUND	8/31/2022
	PRUDENTIAL JENNISON MID-	PGIM JENNISON MID-CAP GROWTH
811-07811	CAP GROWTH FUND, INC.	FUND	8/31/2022
PRUDENTIAL JENNISON
	NATURAL RESOURCES FUND,	PGIM JENNISON NATURAL
811-05206	INC.	RESOURCES FUND	10/31/2022
	PRUDENTIAL JENNISON SMALL	PGIM JENNISON SMALL COMPANY
811-03084	CO FUND, INC.	FUND	9/30/2022
PRUDENTIAL NATIONAL MUNI
811-02992	FUND, INC.	PGIM NATIONAL MUNI FUND	8/31/2022
	PRUDENTIAL SECTOR FUNDS,	PGIM JENNISON FINANCIAL
811-03175	INC.	SERVICES FUND	11/30/2022
	PRUDENTIAL SECTOR FUNDS,	PGIM JENNISON HEALTH SCIENCES
811-03175	INC.	FUND	11/30/2022
PRUDENTIAL SECTOR FUNDS,
811-03175	INC.	PGIM JENNISON UTILITY FUND	11/30/2022
	PRUDENTIAL SHORT-TERM	PGIM SHORT-TERM CORPORATE
811-05594	CORPORATE BOND FUND, INC.	BOND FUND	12/31/2022
	PRUDENTIAL WORLD FUND,	PGIM QUANT SOLUTIONS
811-03981	INC.	INTERNATIONAL EQUITY FUND	10/31/2022
	PRUDENTIAL WORLD FUND,	PGIM EMERGING MARKETS DEBT
811-03981	INC.	LOCAL CURRENCY FUND	10/31/2022
	PRUDENTIAL WORLD FUND,	PGIM JENNISON GLOBAL
811-03981	INC.	OPPORTUNITIES FUND	10/31/2022
	PRUDENTIAL WORLD FUND,	PGIM JENNISON INTERNATIONAL
811-03981	INC.	OPPORTUNITIES FUND	10/31/2022

	PRUDENTIAL WORLD FUND,	PGIM JENNISON GLOBAL
811-03981	INC.	INFRASTRUCTURE FUND	10/31/2022
PGIM JENNISON EMERGING
	PRUDENTIAL WORLD FUND,	MARKETS EQUITY OPPORTUNITIES
811-03981	INC.	FUND	10/31/2022
	PRUDENTIAL WORLD FUND,	PGIM EMERGING MARKETS DEBT
811-03981	INC.	HARD CURRENCY FUND	10/31/2022
	PRUDENTIALS GIBRALTAR	PRUDENTIAL'S GIBRALTAR FUND,
811-01660	FUND	INC.	12/31/2022